Exhibit 10.92
April 27, 2005
Ian Whiting
Chemin des Bois de St. Victor 4
Cartigny, Switzerland 1236
Re: Promotion and Transfer Offer of Employment with Brocade Communications Systems, Inc. (“Brocade USA”)
Dear Ian,
On behalf of Brocade Communications Systems, Inc. (“Brocade”), I am pleased to offer you an inter-company promotion and transfer to the position of Vice President, Worldwide Sales with 16B Officer classification, reporting to me. With your acceptance of this promotion, effective May 1, 2005, Brocade is offering you a semi-monthly salary of $15,000.00 (which would equal $360,000.00 annually), less applicable withholding, in accordance with Brocade’s normal payroll procedures. You will also be eligible to participate in the Brocade Incentive Program (“BIP”) at a rate of 50% of your annual salary, paid annually, if you and Brocade meet the established annual performance objectives. Brocade retains the right to change or amend the BIP at any time. As an employee, you are also eligible to receive certain employee benefits; the details of these employee benefits are attached. You are also entitled to the change of control provisions outlined in the Brocade Change of Control Retention Agreement.
In addition, if you decide to accept this promotion and transfer, you are being offered a Promotion stock option to purchase 175,000 (one hundred seventy five thousand) shares of Common Stock, subject to the approval of the Board of Directors or a designated committee of the Board of Directors. Terms of stock options will be communicated to you once approved.
As a condition of this promotion to VP, WW Sales, a move to the California Bay Area is required. Subject to your acceptance, to assist in your move to the Bay Area, Brocade is providing you with relocation, immigration and settling services assistance through our selected vendor as outlined and detailed in the International Relocation Agreement and Guide provided. You may be subject to state income tax and federal income tax liabilities associated with the process of relocation. Should you voluntarily terminate your employment with Brocade, or if you are terminated from Brocade for cause within 12 months of your hire date, you will be required to reimburse Brocade at a prorated rate, for your relocation expenses.
In addition, we hereby inform you that Brocade Communications (Switzerland) SarL (“Brocade Switzerland”) will transfer your employment to Brocade Communications Systems, Inc. (“Brocade USA”) effective May 1, 2005, in accordance with your promotion to Vice President, Worldwide Sales. Consequently, your employment with Brocade Switzerland will terminate on April 30, 2005. Brocade Communications Systems, Inc. (“Brocade USA”) joins in this letter to offer you employment with it, effective May 1, 2005. You shall receive credit for seniority acquired by the Employee as a result of his employment with previous Brocade entities during the period commencing on February 1, 2001 and ending on April 30, 2005.
You agree that, during the term of your employment with Brocade, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which Brocade is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to Brocade.
As a Brocade employee, you will be expected to abide by Brocade rules and standards, as outlined in Brocade Employee Handbook. As a condition of your employment, you will also be required to sign and comply with an Employment, Confidential Information, Invention Assignment and Arbitration Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at Brocade, and non-disclosure of proprietary information. The Agreement also provides that in the event of any dispute or claim relating to or arising out of our employment relationship, you and Brocade agree that all such disputes shall be fully and finally resolved by binding arbitration. However, we agree that this arbitration provision shall not apply to any disputes or claims relating to or arising out of the misuse or misappropriation of Brocade’s trade secrets or proprietary information.

Your employment with Brocade is “at will” and may be terminated by either the employee or employer at any time, for any reason. Nothing in this offer is to be construed as a contract of employment for any specific length of time. Except for the Employee Invention Assignment and Confidentiality Agreement, and any rights in employee benefits generally offered to employees of Brocade, this offer represents the entire agreement related to your employment with Brocade and supersedes all prior or contemporaneous oral or written Communications and representations.
This letter, along with any agreements relating to proprietary rights between you and Brocade, set forth the terms of your employment with Brocade and supersede any prior representations or agreements, whether written or oral. This letter including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement, signed by Brocade Vice President of Human Resources and yourself. This offer, if not accepted, will expire in 4 (four) business days.
For purposes of federal immigration law (Immigration Reform and Control Act of 1986), you are required to provide documentary evidence of your eligibility for employment in the United States. Please bring the appropriate documentation, as listed on the enclosed I-9 Form, with you on your first day. Such documentation must be provided to us within 3 (three) business days of your date of hire, or our employment relationship with you may be terminated.
Please signify your acceptance of this offer by signing below faxing a copy of your signed offer letter, employment application, and background release forms to (408) 333-5060 no later than March 14, 2005. Subsequently, please forward your original documents to the attention of Theresa Uchida, as soon as possible.
Sincerely,
Brocade Communications Systems, Inc.

/s/ Mike Klayko

Mike Klayko
Chief Executive Officer
I acknowledge receipt of the original of this letter terminating my employment as stated above and confirm that I will accept the offer of new employment with Brocade Communications Systems, Inc. In consideration of Brocade Communications Systems, Inc. having procured the offer of employment on promotion terms outlined above, I hereby release Brocade Switzerland from any claim whatsoever which I may have against it in relation to the termination of my employment and transfer to Brocade Communications Systems, Inc. other than in respect of accrued and outstanding salary (if any) for the current month of employment. I agree and accept employment with Brocade Communications Systems, Inc. on the terms set forth in this agreement.

/s/ Ian Whiting	May 1, 2005

Ian Whiting	Date
Enclosures:
     Brocade Change of Control Retention Agreement
     Copy of Brocade International Relocation Agreement and Guide
     Brocade Employee Invention Assignment and Confidentiality Agreement
     I-9 Form
     W-4 Form
     Direct Deposit Authorization Form
     US Benefit Packet Information